October 29, 2009

Via Edgar

United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549
Attention:	Jeffrey Jaramillo, Accounting Branch Chief Mail Stop 3030

Re:	Digital Power Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 30, 2009
File No. 001-12711

Dear Mr. Jaramillo:

Please find below responses to comments raised by the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) in their letter dated September 29, 2009 regarding the Staff’s review of the Form 10-K for the year ended December 31, 2008 filed by Digital Power Corporation (the “Company”, “we”, “us” or “our”).  Our responses follow your original, numbered comments.

Form 10-K for the period ending December 31, 2008

Management’s Discussion and Analysis, page 19

Critical Accounting Policies, page 22

Revenue Recognition, page 22

1.	Comment.

We note your critical accounting policy disclosure for revenue recognition merely repeats the policy from your significant accounting policy footnote without elaboration.  Accordingly, your disclosure does not conform to our expectations for the critical accounting policy.  For each identified critical accounting policy, please expand and describe the specific factors that in your view makes each critical.  Discuss the nature of estimates and uncertainties about those estimates inherent to each individual policy, including how you make those estimates.  Discuss how different assumptions, methods or conditions might effect your financial statements.  For further guidance, please refer to SEC interpretive Release No. 33-8350.  Revise future filings to comply.

Jeffrey Jaramillo, Accounting Branch Chief
United States Securities and Exchange Commission
October 29, 2009

Response.

In future filings, we will prepare our critical accounting policy disclosure for revenue recognition in accordance with the guidance provided in SEC interpretive Release No. 33-8350.

Liquidity and Capital Resources, page 23

2.	Comment.

We note elsewhere, page 16, that you will require a larger facility in 2009.  Also, capital expenditures approximated only $79 thousand in 2009.  However, we see in your liquidity discussion that you “will pursue a strategy to mitigate any reductions in cash flow…by reducing capital expenditures and other discretionary spending.”  Please tell us and in future filings explain how the need to occupy a larger facility affects your strategy and impacts your expected liquidity.

Response.

At the end of 2008, we recognized the need to increase our United States facility in order to support our future strategic plans and expected growth, which, we were aware, may result in an increase in capital expenditures. At the same time, we adopted and acted upon a strategy to tighten and closely monitor our operating expenses in all areas of activity, including capital expenditures.  Due to the global recession, we have cut down on operating expenses and have decided not to take on a larger facility in the United States at this time.

The need to increase our current United States facility still exists.  We are reassessing the need on an ongoing basis in order to determine the appropriate time to make such a move in light of the global recession and our results of operations.

3.	Comment.

Also, we note from your disclosure on page 16 that the lease for the Gresham facility expires on September 16, 2009, with certain repairing covenants.  In this regard, please tell us and disclose in future filings the terms associated with the certain repairing covenants referred by you on page 16.  Additionally, please provide us with and disclose in your future filings the potential adverse consequence on your future financial position, results of operations and cash flows if you are not able to renew the lease of the Gresham facility.

Jeffrey Jaramillo, Accounting Branch Chief
United States Securities and Exchange Commission
October 29, 2009

Response.

On September 26, 2009, a sublease (the “Sublease”) between Digital Power Limited, our United Kingdom subsidiary (“DPL”), as sublessee, and Cray Electronics Holdings Limited, now known as Anite plc, as sublessor (“Anite”), expired.  The Sublease had originally commenced on March 13, 1995 between Gresham Lion Technology Limited (“Gresham”) and Anite, but was assigned to DPL on October 2, 1999 when we acquired the present business from Gresham.  The Sublease was subject to a lease agreement (the “Lease”) between Anite, as tenant, and the building owner, Wotan (Salisbury) Limited (the “Landlord”), that commenced November 8, 1976 and expired on September 26, 2009.  The Lease, as is common in the UK, is a full repairing lease that requires the tenant to perform certain repairing covenants, such as redecorating the internal and external structure/foundation of the building at intervals during the term of the Lease and generally keeping the building in good repair.

Although the Lease has expired, DPL continues to occupy the facility for business purposes, and thus, the Landlord and Tenant Act of 1954 (the “Act”) applies in the United Kingdom.  Accordingly, since the Landlord did not give notice of termination before the expiration of the Lease, DPL’s right to occupancy automatically continues.  Under the Act, DPL has the right to apply to the court to be granted a new lease with respect to the premises on essentially the same terms as its original lease for a term of up to 15 years.

DPL intends to renew the lease for an additional term and has already received an offer of a new lease from the Landlord for an additional period of 15 years, such that all that remains is for DPL to agree to the terms of said new lease.  To date, with the approval of the Landlord, DPL has paid rent through December, 2009.

In the unlikely event, however, that the new tenancy is not granted, we believe that the only potential adverse consequence on DPL’s future financial position, results of operations and cash flows would be the disruption of the business while alternative premises were sought and relocation was made, along with the costs associated with such search for new premises and relocation, which, to date, have not been estimated, as DPL has no plans to move.

Jeffrey Jaramillo, Accounting Branch Chief
United States Securities and Exchange Commission
October 29, 2009

It should be noted that, upon the expiration of the Lease and surrender of the building to the Landlord, the Landlord is entitled to compensation for any diminution of its reversionary interest that might have taken place during the course of the tenancy.  In connection with the expiration of the Lease, Anite received from the Landlord a list of dilapidations to the building to be addressed in accordance with the Lease.  The list of dilapidations includes various matters of repair, as well as a requirement to restore the building to its original configuration in 1976, which was largely a warehouse.  Anite claims that the work to be performed in the list of dilapidations should be undertaken by DPL as part of its liabilities under the Sublease.

Upon receiving legal advice, we responded to the claim made by Anite by explaining that DPL’s obligations relate to the Sublease granted in 1995 to Gresham, and subsequently assigned to DPL in 1999, and thus DPL’s obligations can only relate back to the condition of the building in 1995, not 1976.  Upon the expiration of the Sublease in September, 2009, the building had the same configuration that it had in 1995.  Furthermore, DPL has made ongoing repairs to the facility that it believes materially comply with the covenants of the lease to maintain the building in good repair during the lease term.  Accordingly, we believe that Anite’s claim has no merit, that a related liability is not probable and that there is no need to record a provision in accordance with FAS 5.

In the event that DPL enters into a new lease with the Landlord, since the building will not be surrendered to the Landlord, the above issue will become moot until the expiration of the new lease.

We will disclose in future filings the terms associated with the repairing covenants, as well as the potential adverse consequence on our future financial position, results of operations and cash flows in the event that the lease is not renewed.

Jeffrey Jaramillo, Accounting Branch Chief
United States Securities and Exchange Commission
October 29, 2009

Consolidated Financial Statements

Note 6. Commitments and Contingent Liabilities, page F-18

4.	Comment.

Reference is made to your disclosure in Note 6 on page F-18.  Please provide us with and disclose in the notes to your financial statements in future filings your accounting policy related to the various operating lease agreements, which expire on various dates and the lease agreement for the U.K. facility, which expires on September 2009.  In this regard, if the lease agreements are operating leases as defined in paragraph 6 of SFAS No. 13, please tell us if you apply paragraph 15 of SFAS No. 13 in accounting for operating leases.  If you do apply paragraph 15 of SFAS No. 13, please explain to us why rent expense for all years presented in Note 6 vary in amount.

Response.

We have two operating lease agreements: one for the United States facility that expires in 2012 (with an option to renew for an additional five years) and one for the United Kingdom facility that expires in September, 2009.  Both of these agreements are deemed operating leases as defined in paragraph 6 of SFAS No. 13.  The rental payments for for the United States facility are approximately $70,000 per year until 2012, and the rental payments for the United Kingdom facility are approximately 25,000 British Pounds per quarter until September, 2009.  The rent in connection with the operating leases is charged to expense over the lease term.  As the lease for the United States facility calls for an annual base rent that increases during the lease term, we have applied paragraph 15 of SFAS No. 13, such that if rental payments are not made on a straight-line basis, rental expense shall nevertheless be recognized on a straight line basis.  As of December 31, 2008, the deferred rent liability was $12,000.

Despite our application of paragraph 15 of SFAS No. 13, the rent expense in 2008 was less than that in 2007 by $52,000 for the following reasons.  First, the exchange rate of the British Pound from 2007 to 2008 decreased against the United States dollar from 2.008 to 1.845, resulting in a decrease in the rent expense in the United Kingdom by approximately $15,000.  Second, we leased a larger facility in the United States until the third quarter of 2007, during which period the annual rent expense of such facility was approximately $130,000; we entered into a new operating lease for a smaller facility, and the annual rent expense of such facility was approximately $70,000, and, thus, there was a decrease in the rent expense in the United States by approximately $37,000.

Jeffrey Jaramillo, Accounting Branch Chief
United States Securities and Exchange Commission
October 29, 2009

We will disclose in future filings our accounting policy in respect of our operating lease agreements.

Note 7. Shareholders’ Equity, page F-18

5.	Comment.

We note from your disclosure on page F-20 that in 2005 and 2006 you granted 30,000 options to Telkoor’s employees and 100,000 options to a non-employee consultant.  The fair value of these options was estimated using a Black Scholes option pricing model with assumptions for 2008.  In this regard, please explain to us in detail why you used assumptions as of 2008 to fair value options issued in 2005 and 2006.  Also, please provide us with a detail description of your accounting used to account for such non-employee equity compensation, supported with the applicable accounting literature.

Response.

We applied FASB Statement No. 123 (revised 2004), “Share-Based Compensation” (“Statement 123(R)”) and  EITF Issue No. 96–18, “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EITF 96-18”) in connection with the options granted to Telkoor’s employees and the non-employee consultant, as both Telkoor’s employees and the non-employee consultant are providing services to us but are not defined as common law employees in accordance with the guidance of Statement 123 (R) and FASB Interpretation 44, “Accounting for Certain Transactions Involving Stock Compensation”, since we do not have the right under common law to exercise sufficient control to establish an employer-employee relationship with them.  Statement 123 (R) requires that share-based payments to non-employees be measured based on the fair value of the services received or the fair value of the share-based payments, whichever is more reliably measurable.  In this case, the share-based payment of the options granted was measured based on the fair value of the options payments using the Black-Scholes pricing model.

Jeffrey Jaramillo, Accounting Branch Chief
United States Securities and Exchange Commission
October 29, 2009

Per EITF 96-18, the measurement date for nonemployees is the earlier of (a) the date that a commitment for performance by the counterparty to earn the equity instruments is reached (“performance commitment”) and (b) the date that the counterparty’s performance is complete.  With respect to the foregoing, no performance commitment exists (i.e., performance by the counterparty is not probable as there is no large disincentive or economic penalty for nonperformance); therefore, the measurement date of the options is the date that the counterparty's performance is complete.  Prior to the measurement date, the unvested options are re-measured at their then-current fair values at each interim financial reporting date using the accelerated method, and compensation cost is adjusted for the changes in those fair values over the service period, in accordance with variable plan accounting as illustrated in FASB Interpretation No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans.”  Accordingly, at each reporting date, the unvested options are re-measured using the Black-Scholes pricing model, and the respective assumptions of the pricing model are updated.

It should be noted that, in 2005 and 2006, we granted 70,000 options to Telkoor’s employees (rather than 30,000 options as stated in Note 7d, which is a typographical error) and 100,000 options to a non-employee consultant.  10,000 and 40,000 options to Telkoor employees were forfeited in 2007 and 2008, respectively, due to termination of employment.

6.	Comment.

Additionally, please explain in detail why you recognized “compensation income” of $12 as it relates to stock compensation related to options granted to Telkoor’s employees and other non-employee consultants.

Response.

For the year ended December 31, 2008, we recorded compensation income of $12,000 primarily due to the fact that 40,000 options (of the 60,000 options outstanding at January 1, 2008) to Telkoor employees were forfeited in 2008, resulting in a cancellation of compensation expense previously recorded for such options using the accelerated method.  In addition, our share price decreased from December 31, 2007 to December 31, 2008 from $1.37 to $0.90, resulting in a decrease of 40% in the fair value of the options during the year.

Accordingly, the compensation accrued during the service period was adjusted to compensation expense in 2008 for the unvested portion of the options (25% of Telkoor’s employees’ options and 50% of the non-employee consultant’s options) to reflect the changes in the quoted market value of the shares.

Jeffrey Jaramillo, Accounting Branch Chief
United States Securities and Exchange Commission
October 29, 2009

Note 8. Taxes on Income, page F-21

7.	Comment.

We note from your consolidated statement of income on page F-4 that you report income before income taxes for both 2008 and 2007, but report a tax benefit in each respective fiscal year end.  In this regard, please provide us with and disclose in your future filings a reconciliation in dollars or percentages between:

•	The reported amount of income tax expense (benefit), and
•	The amount of income tax expense (benefit) that would result from applying federal statutory rates to pretax financial statement income.

Please fully explain to us in detail what each reconciling item represents.  See paragraph 47 of SFAS No. 109 for guidance.

Additionally, please provide us with and revise the notes to your financial statements in future filings to include the disclosures outlined in paragraph 45 of SFAS No. 109.

Response.

Reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rate applicable to income of the Company, and the actual tax benefit as reported in the statements of income, is as follows:

Jeffrey Jaramillo, Accounting Branch Chief
United States Securities and Exchange Commission
October 29, 2009

	Year ended December 31,
	2008	2007
	Total	Total

Income before taxes on income	$530	$121
Theoretical tax at U.S. statutory tax rate (34%)	$180	$41
Taxes in respect of prior years	(28)	(1)
State taxes, net of federal benefit	-	(14)
Tax adjustment in respect of foreign subsidiary	5	(32)
Nondeductible expenses	20	18
Operating carryforward losses and temporary differences for which valuation allowance was provided	(212)	(13)
Other	7	-

Tax benefit	$(28)	$(1)

We will revise the notes to our financial statements in future filings to include the above disclosure outlined in paragraph 45 of SFAS No. 109.

Form 10-Q for the Periods Ended March 31, 2009 and June 30, 2009

Exhibit 31 Certifications

8.	Comment.

We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual.  In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.  Refer to Item 601 (31) of Regulation S-K.

Response.

We will revise our future filings accordingly.

Finally, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in all of its filings with the Commission, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jeffrey Jaramillo, Accounting Branch Chief
United States Securities and Exchange Commission
October 29, 2009

Please contact me at (510) 824-0134 should you have any questions or require further information.

Sincerely,

/s/ Uri Friedlander
Uri Friedlander
Chief Financial Officer